Filed Pursuant to Rule 433
Registration No. 333-140997

Pricing Term Sheet
March 22, 2007

FREEPORT-MCMORAN COPPER & GOLD INC. (the “Company”)

Pricing Term Sheet

The following information supplements the Preliminary Prospectus Supplement for the offering of Mandatory Convertible Preferred Stock and the Preliminary Prospectus Supplement for the offering of Common Stock, each dated March 19, 2007, filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-140997.

6.75% Mandatory Convertible Preferred Stock Offering

Title of securities:	6.75% Mandatory Convertible Preferred Stock
Aggregate amount offered:	$2,500,000,000 of liquidation preference
Shares issued:	25,000,000
Liquidation preference per share:	$100.00
Overallotment option:	3,750,000 shares
Price to public:	100% of liquidation preference
Annual dividend rate:	6.75% per share on the liquidation preference of $100.00 per share ($6.75 per annum)
First dividend date:	August 1, 2007
Expected amount of first dividend payment per share:	$2.30625
Dividend cap trigger price:	$20.42
Mandatory conversion date:	May 1, 2010
Threshold appreciation price:	$73.50 (represents an approximately 20% appreciation over the initial price)
Conversion rate:
If the applicable market value of shares of the Company’s common stock is equal to or greater than $73.50 (the “threshold appreciation price”), then the conversion rate will be 1.3605 shares of the Company’s common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $100.00 divided by the threshold appreciation price.

If the applicable market value of shares of the Company’s common stock is less than the threshold appreciation price, but greater than $61.25 (the “initial price”), then the conversion rate will be $100.00 divided by the applicable market value.

If the applicable market value of shares of the Company’s common stock is less than or equal to the initial price, then the conversion rate will be 1.6327 shares of the Company’s common stock per share of the Company’s mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $100.00 divided by the initial price.

Conversion at option of the holder:
Other than during the cash acquisition conversion period, holders of the mandatory convertible preferred stock will have the right to convert the mandatory convertible preferred stock, in whole or in part, at any time prior to the mandatory conversion date, into shares of common stock at the minimum conversion rate of 1.3605 shares of common stock per share of mandatory convertible preferred stock, subject to anti-dilution adjustments.

Cash acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical stock price and effective date set forth below:

Stock Price on Effective Date
Effective Date	$20.00	$30.00	$40.00	$50.00	$61.25	$67.38	$73.50	$80.00	$90.00	$100.00	$125.00	$150.00	$300.00
March 28, 2007	1.3050	1.3652	1.3726	1.3658	1.3554	1.3502	1.3457	1.3416	1.3368	1.3334	1.3291	1.3281	1.3347
May 1, 2008	1.4252	1.4606	1.4508	1.4281	1.4026	1.3907	1.3806	1.3717	1.3611	1.3536	1.3436	1.3403	1.3435
May 1, 2009	1.5291	1.5508	1.5363	1.4993	1.4529	1.4306	1.4117	1.3954	1.3772	1.3653	1.3520	1.3489	1.3517
May 1, 2010	1.6327	1.6327	1.6327	1.6327	1.6327	1.4842	1.3605	1.3605	1.3605	1.3605	1.3605	1.3605	1.3605

If the stock price is in excess of $300.00 per share, then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment. If the stock price is less than $20.00 per share, then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Cash acquisition dividend make-whole payment:
For any shares of mandatory convertible preferred stock that are converted during the cash acquisition conversion period, in addition to the shares of common stock issued upon conversion, the Company must, in its sole discretion, either (a) pay holders cash, to the extent it is legally permitted to do so, the sum of (1) an amount equal to any accumulated and unpaid dividends on the mandatory convertible preferred stock, whether or not declared, and (2) the present value of all remaining dividend payments on the mandatory convertible preferred stock through and including the mandatory conversion date, in each case, out of legally available assets (the “cash acquisition dividend make-whole amount”), or (b) increase the number of shares of common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price of shares of the Company’s common stock; provided that, in no event shall the Company increase the number of shares of common stock to be issued in excess of the amount equal to the cash acquisition dividend make-whole amount divided by $20.42, subject to adjustments in the same manner as each fixed conversion rate. The Company may make the election to pay cash or increase the conversion rate, in whole or in part. The present value of the remaining dividend payments will be computed using a discount rate equal to 7.00%.

Net proceeds of the mandatory convertible preferred stock offering after underwriters’ discount (assuming full exercise of the underwriters’ overallotment option):	Approximately $2.8 billion
Use of proceeds:
The Company intends to use the net proceeds from this offering to repay outstanding indebtedness under (a) its Tranche A term loan facility and (b) its Tranche B term loan facility. The Tranche A term loan facility and the Tranche B term loan facility were used to fund a portion of the acquisition and related transaction costs.

Underwriters’ discount:	2.50%
Trade date:	March 22, 2007
Settlement date:	March 28, 2007
CUSIP:	35671D782
The mandatory preferred stock has been approved for listing on the NYSE under the symbol “FCXprM”, subject to official notice of issuance.

Common Stock Offering
Title of securities:	Common Stock
Shares issued:	41,000,000 (100% primary)
Overallotment option:	6,150,000 shares
Price to public:	$61.25 per share
Outstanding common shares after offering (assuming the exercise in full of the underwriters’ overallotment option):

381,567,324 (based on the number of shares outstanding as of February 28, 2007, and excluding (a) 234,450 shares issuable upon conversion of the Company’s 7% convertible senior notes; (b) 23,272,163 shares issuable upon conversion of the Company’s 5.5% perpetual convertible preferred stock; (c) an aggregate of 8,087,689 shares issuable upon conversion of outstanding stock options and restricted stock units or the vesting of restricted stock awards and (d) 46,938,775 shares issuable upon conversion of the 6.75% mandatory convertible preferred stock, assuming the successful completion of the concurrent offering thereof and the exercise in full of the underwriters’ overallotment option)

Net proceeds of the common stock offering after underwriters’ discount (assuming full exercise of the underwriters’ overallotment option):	Approximately $2.8 billion
Use of proceeds:
The Company intends to use the net proceeds from this offering to repay outstanding indebtedness under (a) its Tranche A term loan facility and (b) its Tranche B term loan facility. The Tranche A term loan facility and the Tranche B term loan facility were used to fund a portion of the acquisition and related transaction costs.
Underwriters’ discount:	2.50%
Last sale (on March 22, 2007):	$61.91
Trade date:	March 22, 2007
Settlement Date:	March 28, 2007
CUSIP:	35671D857

The issuer has filed a registration statement (including prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-248-3580 or J.P. Morgan Securities Inc. at 1-866-430-0686.